SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2003
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF INTEREST OF DIRECTORS
                                -------------------------------------
                                AND CONNECTED PERSONS
                                ---------------------

AMVESCAP PLC
IMMEDIATE RELEASE  13 NOVEMBER 2003
CONTACT ANGELA TULLY  TEL: 020 7065 3652


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company AMVESCAP PLC

2)  Name of director ROBERT GRAHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAME IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                       -

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                   AS 3 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

                      GIFT OF SHARES TO CHARITY

7)  Number of shares/amount of stock           -
    acquired

8)  Percentage of issued class -%

9)  Number of shares/amount of                25,000
    Stock disposed

10) Percentage of issued class                0.0031%

11) Class of security ORDINARY SHARES

12) Price per share N/A

13) Date of transaction                       12 NOVEMBER 2003

14) Date company informed                     12 NOVEMBER 2003

15) Total holding following this notification

                                   28,823,448

16) Total percentage holding of issued class following this notification

                                      3.62%

If a director has been granted options by the company please complete the following boxes

17)       Date of grant                  -

18) Period during which or date on which exercisable

                                -

19) Total amount paid (if any) for grant of the option

                                -

20) Description of shares or debentures involved: class, number

                                -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.
                                -

22) Total number of shares or debentures over which options held following this notification.

                                -

23) Any additional information

                                -

24) Name of contact and telephone number for queries

    ANGELA TULLY
    020 7065 3652

25) Name and signature of authorised company official responsible for making this notification.

    ANGELA TULLY
    AMVESCAP PLC
    ASSISTANT COMPANY SECRETARY

    Date of Notification     13 NOVEMBER 2003

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 13 November, 2003                   By   /s/  ANGELA TULLY
     ----------------                        --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary